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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

        Gage, J. Marshall
        (Last) (First) (Middle)

        335 West 9th Street
        (Street)

        Indianapolis, Indiana 46204-3003
        (City) (State) (Zip)

2. Date of Event Requiring Statement (Month/Day/Year):  January 22, 2000
   (The Form 10-SB filed by BrowseSafe.com, Inc. became automatically effective on January 22, 2000 but all comments from the SEC were not cleared until March 22, 2000.)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol

   BrowseSafe.com, Inc.  (pgpg)

5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

   Vice President of Sales and Marketing

6. If Amendment, Date of Original (Month/Year) NA

7. Individual or Joint/Group Filing (Check Applicable Line)

        X    Form filed by One Reporting Person
             Form filed by More than One Reporting Person

====================================================================================================
                                     Table I -- Non-Derivative Securities Beneficially Owned
====================================================================================================

                                               3. Ownership Form:
                      2. Amount of Securities     Direct (D) or
1. Title of Security      Beneficially Owned      Indirect (I)     4. Nature of Indirect Beneficial
      (Instr. 4)              (Instr. 4)            (Instr. 5)             Ownership (Instr.5)
----------------------------------------------------------------------------------------------------
Common Stock                   2,237,200                I                      See Below # 1
----------------------------------------------------------------------------------------------------

====================================================================================================


Explanation of Responses:

#1 The shares are the reporting person's proportionate interest in the limited liability company which owns the shares.


 Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

==================================================================================================================================
                                  Table II -- Derivative Securities Beneficially Owned
                              (e.g., puts, calls, warrants, options, convertible securities)
==================================================================================================================================
                                                                                                     5. Owner-
                                                  3. Title and Amount of Securities                     ship
                                                     Underlying Derivative Security                     Form of
                       2. Date Exercisable           (Instr. 4)                                         Derivative
                          and Expiration Date     ---------------------------------   4. Conver-        Security:
                          (Month/Day/Year)                              Amount           sion or        Direct      6. Nature of
                          -------------------                           or               Exercise       (D) or         Indirect
                          Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Security      Exer-      tion                               of               Derivative     (I)            Ownership
   (Instr. 4)             cisable    Date         Title                 Shares           Security       (Instr.5)      (Instr. 5)
----------------------------------------------------------------------------------------------------------------------------------
Stock Option                See Below # 1         Common Stock          350,000          $0.5625        D
----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

#1 All options vest at a rate of at least 20% per year over a period of five years with the first 20% becoming exercisable on the first anniversary of the date when the options were granted. All options will lapse on the earliest of the following events:

        (i)    The tenth anniversary of the date of grant of the option;
        (ii)   The first anniversary of the optionee's death;
        (iii)  The first anniversary of the date when the optionee ceases to be an employee due to total and permanent disability or death;
        (iv)   Thirty (30) days after the optionee ceases to be an employee for any reason other than total and permanent disability or death;
        (v) On the date determined by the Board of Directors for an extraordinary corporate transaction such as a reorganization, consolidation, dissolution, etc.;
        (vi) The date the optionee files or has filed against him or her a petition in bankruptcy; or
        (vii) The expiration date specified in the optionee's stock option agreement.


                                     /s/ J. Marshall Gage             03/21/00
                                     -------------------------------  --------
                                     **Signature of Reporting Person  Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.